

NEWS RELEASE
3RD QUARTER 2003 RESULTS

EARNINGS UP 30% TO AN ALL-TIME HIGH!
SHAREHOLDERS' EQUITY INCREASED BY 29% ($102.4 MILLION) YEAR TO DATE
ONE OF RED LAKE MINE'S STRONGEST QUARTERS
MORE GOLD THAN THE BANK OF CANADA
(all dollar amounts in US$)

Toronto, October 21, 2003 – GOLDCORP INC. (GG: NYSE; G:TSX) is pleased to announce its financial and operating results for the quarter ended September 30, 2003. The most significant events are listed below.

<u>Highest Earnings Ever Achieved</u>

- Quarterly earnings per share increased by _30%_ (compared to Q3, 2002) to $0.13/share.

- Nine-month Earnings ended Sept. 30, 2003 increased _19%_ (compared with 2002) to $0.31/share.

<u>Strong Financials</u>

- Shareholders' Equity (at Sept. 30, 2003) increased _29%_ (compared with Dec. 31, 2002).

- The Market Value (at Sept. 30, 2003) of Liquid Treasury Assets (cash, bullion and securities) increased in the quarter by $28 million to _$381_ million.

- Q3 key financial ratios remained strong: Gross Operating margin of _62.4%;_ Net Profit margin of _44.0%_; and Return on Invested Capital of _22.3%._

- Gold Bullion holdings grew by 9% to 8.3 tonnes or _266,730 ounces_. Goldcorp owns over _30%_ more gold than the Bank of Canada.

<u>Red Lake on Target</u>

- Mine Expansion on schedule and on budget.

- 2nd highest quarterly gold production ever achieved: 143,899 ounces in Q3, 2003.

FINANCIAL RESULTS
3rd Quarter Ended September 30, 2003

Earnings increased 30% to **$24.6 million,** or **$0.13 per share**, on **Revenues** of $55.8 million, compared with Earnings of $17.6 million or $0.10 per share, on Revenues of $50.7 million for the corresponding period in 2002.

The principal reasons for the improvement in earnings were the 16% higher realized gold price and a lower effective tax rate, which was largely the result of an increased contribution to earnings by gains from marketable securities compared with the same period in 2002. The realized gold price during the quarter was $364 per ounce, compared with $315 per ounce during the 3rd quarter, 2002.

Cash flow from operations during the quarter was **$23.0 million**, or **$0.13 per share**, compared with $32.9 million, or $0.18 per share, during the 3rd quarter, 2002. The primary reason for the decrease in cash flow relative to 2002 was the payment of tax installments totaling $12 million, which were made during the quarter on 2003 earnings. During Q3, 2002 significantly lower tax payments were made. Going forward Goldcorp anticipates making quarterly tax installment payments at a similar rate to those made in 2003.

If Goldcorp had actually sold all the gold produced during the quarter, **bullion adjusted earnings** and **cash flow** would have increased to $28.1 million ($0.15 per share) and $28.4 million ($0.16 per share), respectively.

Goldcorp delivered impressive bottom line value to shareholders as at quarter end (September 30, 2003) **working capital** had **increased** (relative to year end December 31, 2002) **by 21%** (or **$57.6 million**) to $331.2 million. Similarly, **shareholder's equity** had **increased by 29%** (or **$102.4 million**) to $452.3 million.

The Company continues to produce Industry–leading margins, which in most cases increased during the quarter relative to the same period in 2002. During the quarter these **key financial ratios** were as follows (comparative figures for Q3, 2002 are indicated in parentheses): **gross operating margins**

62.4% (68.0%); **net profit margin 44.0%** (34.7%); and **return on invested capital 22.3%** (21.0%).

Goldcorp also strengthened its **Balance Sheet** and remains **Debt-Free**. At quarter end, (September 30, 2003) the Company's **Liquid Treasury Assets** had a market value of **$381 million** and consisted of: **Cash** of $261 million, **Gold Bullion** of $103 million and **Securities** of $17 million. The value of **Liquid Treasury Assets increased $28 million** during the quarter.

The increasing CDN$:US$ exchange rate positively affects Goldcorp's cash position as more than 95% is held in Canadian dollars. **During the 3rd quarter** the increase in this exchange rate **positively impacted the cash position as reported in US dollars, by $4.4 million** (this is recorded in the Consolidated Statement of Cash Flows under the section "Effect of exchange rate changes on cash"). **Year to date**, for the nine months ended September 30, 2003, **the increase in this exchange rate** has **positively impacted Goldcorp's cash position as reported in US dollars by $39 million!**

Consistent with Goldcorp's belief that **GOLD IS MONEY,** and that we are in the early stages of a **BULL MARKET** for gold, the Company **increased** its gold holdings during the quarter by holding back **21,506 ounces** of its production from sale, representing **13% of the total production for the period**. The Company now has **total gold holdings of 266,730 ounces,** or **8.3 tonnes**, which represents a **9% increase** from the 2nd quarter ended June 30, 2003. Goldcorp's gold holdings are now **more than 30% greater than those of the Bank of Canada**, and are larger than **51 (or 44%) of the 116 countries who report gold holdings**. Of its total gold holdings, Goldcorp has accumulated 142,913 ounces as production held back from sale, and the remaining 123,817 ounces have been purchased.

Nine Months Ended September 30, 2003

Earnings were **$56.8 million**, or **$0.31 per share**, on **Revenues** of **$152.0 million**, compared with earnings of $45.7 million, or $0.26 per share, on Revenues of $137.9 million for the nine months ended September

30, 2002. The increase in earnings resulted primarily from a higher realized gold price (of $353 per ounce in 2003 compared with $307 per ounce in 2002), a lower effective tax rate and an increase in interest income. The positive effects of these items were partially offset by higher operating costs (which are discussed under operating results), an increase in the provision for a loss on the value of purchased gold bullion and a foreign currency translation loss (both resulting from the increasing CDN$:US$ exchange rate). **The latter two are non-cash items and do not accurately reflect the value that has been created by purchasing the gold bullion**. To date, the average purchase price of this gold has been $326 per ounce. At quarter end, September 30, 2003 the gold price was $388 per ounce. **Had all the purchased gold been sold at quarter end Goldcorp would have realized a pre-tax gain of $5.3 million** compared to the non-cash loss provision mandated by accounting rules. This gain would have equaled more than $0.02 per share on an after tax basis.

Cash flow from operations was **$25.3 million**, or **$0.14 per share**, compared with $74.3 million, or $0.42 per share, for the same period in 2002. The large decline in cash flow was the result of the payment of $64 million of income taxes, comprised of a $35 million one-time payment for 2002 and $29 million in installments made to date for 2003. In future (from 2004 onward), Goldcorp will make tax payment installments for the current year only, and consequently future cash flow levels are anticipated to increase from 2003 levels (assuming a similar or higher gold price).

Had Goldcorp actually sold all the gold produced during the nine months ended September 30, 2003 in the 3rd Quarter, **bullion adjusted earnings** and **cash flow** would have increased to, respectively, $63.8 million ($0.35 per share) and $37.2 million ($0.20 per share).

If Goldcorp had sold **all** of its gold holdings (acquired to date) at quarter end, earnings and cash flow would have increased to $83.6 million ($0.46 per share) and $80.8 million ($0.44 per share), respectively. These are referred to as **cumulative bullion adjusted earnings** and **cash flow**.

Margins remained strong for the nine months ended September 30, 2003, with improvement in most cases relative to the same period in 2002. **Key financial ratios** were as follows (comparable figures for the nine months ended September 30, 2002 are indicated in parentheses): **gross operating margin 64.2%** (66.5%); **net profit margin 37.4%** (33.1%); and **return on invested capital 18.9%** (18.6%).

OPERATING RESULTS
3rd Quarter Ended September 30, 2003

Gold production was **161,459 ounces** at a **cash cost** of **$116 per ounce** sold, compared with 162,982 ounces at a cash cost of $86 per ounce sold during the same period in 2002. The most significant influence on corporate costs was from rising production costs at the Red Lake Mine, although costs also rose at the Wharf Mine

The Red Lake Mine produced 143,899 ounces of gold at a cash cost of $87 per ounce sold during the quarter compared with 140,158 ounces at a cash cost of $63 per ounce sold during the 3rd quarter 2002. This production level represents **the second best quarter ever** for the Red Lake Mine. The increase in cash costs was caused by three principal factors, which in order of decreasing importance were: the increased contribution of higher cost ounces produced from concentrate; the increasing CDN$:US$ exchange rate; and increased direct mining costs (resulting from an increased level of underground development and increased labour costs caused by regulatory changes). **Excluding the production from concentrate, cash costs at Red Lake were $75 per ounce for the quarter**.

During the quarter 24,880 ounces were produced from concentrate (at the adjacent Campbell Mine and the Goldstrike Property in Nevada). **The Red Lake Mine remains on track to produce 530,000 ounces at a cash cost of less than $80 per ounce for 2003.** This amount will include a total of approximately 50,000 ounces from concentrate.

The average grade of ore processed at the Red Lake Mine during the period was 2.00 ounces of gold per ton (opt) (or 68.6 grams per tonne (gpt)) compared with a grade of 2.37 opt (81.27 gpt) processed during the 3rd quarter, 2002. The recovery rate was 89.7%

compared with 90.7% during the same period in 2002.

The **Wharf Mine** produced 17,560 ounces at a cash cost of $291 per ounce sold during the quarter, compared with 22,824 ounces at a cash cost of $227 per ounce sold during the same period in 2002. The substantial increase in costs compared with the same period in 2002 was caused primarily by slower rates of recovery (due to the change in ore composition). Forecast production for 2003 remains at 71,000 ounces, although costs are now forecast to be $280 per ounce, which is higher than originally anticipated.

Saskatchewan Minerals recorded slightly lower operating profit and cash flow compared with 2002, due to slower sales and a stronger Canadian Dollar.

Nine Months Ended September 30, 2003

Gold production was **444,556 ounces** at a **cash cost of $105 per ounce** sold, compared with 457,690 ounces at a cash cost of $89 per ounce sold during the same period in 2002. The reasons for the higher costs are the same as those described for Q3, 2003.

The **Red Lake Mine** produced **391,098 ounces** at a **cash cost of $78 per ounce sold** compared with 395,532 ounces at a cash cost of $63 per ounce sold during the same period in 2002. This production includes approximately 26,500 ounces produced from concentrate. The average grade, and recovery rate of ore processed at the Mine during the first nine months of 2003 were, respectively 2.18 opt (74.8 gpt) and 88.3% compared with an average grade and recovery rate of, respectively, 2.29 opt (78.5 gpt) and 90.8% for ore processed during the first nine months of 2002.

The **Wharf Mine** produced 53,458 ounces of gold at a cash cost of $284 per ounce sold during the first nine months of 2003 compared with 62,158 ounces of gold at a cash cost of $248 per ounce sold during the same period in 2002.

RED LAKE MINE EXPANSION
On Schedule to Create Value-Added Growth

Goldcorp is constructing new infrastructure to access our deep reserves. This involves sinking a new shaft to a depth of 7,150 feet (ft) (2,180 metres (m)) with a total hoist capacity of 4,000 tons per day (of ore and waste). This will allow **annual production** at the **Red Lake Mine** to increase to **more than 700,000 ounces at a cash cost of $70 per ounce**. Completion of the expansion project is scheduled for the second half of 2006 with 2007 expected to be the first full year at the expanded production rate.

Total capital expenditures are forecast to be $94 million (at a CDN$:US$ exchange rate of 1.40), of which $36 million are to be made in 2003, with $22 million having been completed to the end of September, 2003.

The project remains on schedule and on budget. During the quarter, significant progress was made in the following areas: The construction camp was completed and occupied; pre-sinking of the shaft was completed to 200 ft (61 m); shaft collar foundations were completed and 40% of headframe steelwork installed; hoistroom foundations were completed; the powerline was 75% completed; and the permitting process remained on track.

EXPLORATION
Deepest HGZ Multi-Ounce Intersection

On September 22, 2003, Goldcorp announced that hole 37L034IW intersected **2.11 opt (72.4 gpt) over 48 ft (14.63 m)** at a **vertical depth of 7,165 ft (2,184 m)** in the **High Grade Zone** (HGZ). **This is the deepest intersection of multi-ounce mineralization yet obtained in the HGZ** and indicates that this mineralization continues to at least the planned depth of the new shaft and suggests the likelihood that it is continuous at depths below this. In addition, exploration continued to encounter **multiple zones of high grade mineralization** beneath current reserves with some extremely impressive results including **39.98 opt (1,370.7 gpt) over 34.1 ft (10.39 m)** in hole 37L422A.

The upper areas of the HGZ are the richest and are characterized by the presence of multiple zones of mineralization. The occurrence of multiple zones of high grade mineralization has increased with the intensity of drilling at depth. This is a particularly encouraging development as it potentially indicates the favourable geological conditions existing in the richest parts of the HGZ are repeating at depth. Should this prove true, the potential to increase reserves and resources at depth is excellent.

APPLYING STATE OF THE ART TECHNOLOGY
Constructing a Virtual Reality Laboratory

With the assistance of MIRARCO Mining Innovations (based in Sudbury's Laurentian University in Ontario), Goldcorp is constructing a Virtual Reality Laboratory (**VRL**) at the Red Lake Mine to be used as an advanced planning tool.

This innovative, visual application significantly reduces the time required to understand complex datasets and geological problems, while improving the overall quality of decision making. Goldcorp's **VRL** will be initially used for Exploration Planning & Evaluation, Strategic Planning, and Mine Planning. In the future, it will be a key component for other simulations designed to optimize safety, ventilation, and automation systems.

It is also anticipated that this facility will be of substantial benefit to exploration efforts (of Goldcorp and other companies) within the Red Lake district and other parts of Northwestern Ontario.

FORWARD-LOOKING STATEMENTS
This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States *Securities Exchange Act of 1934*, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury and **Strong Cash Flow and Earnings**. **GOLDCORP** is completely **UNHEDGED** and **pays a Dividend twelve times a year!** Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:

Chris Bradbrook
Vice President, Corporate Development
Telephone: (416) 865-0326
Fax: (416) 361-5741
e-mail: info@goldcorp.com
website: www.goldcorp.com

Corporate Office:
145 King Street West
Suite 2700
Toronto, Ontario
M5H 1J8

Key Financial Statistics
(in US dollars)

	Three months ended September 30		Nine months ended September 30	
Financial results (millions)	**2003**	2002	**2003**	2002
Total revenues	**$ 55.8**	$ 50.7	**$ 152.0**	$ 137.9
Gold sales	**$ 52.4**	$ 47.3	**$ 141.8**	$ 127.6
Earnings from operations	**$ 26.7**	$ 23.4	**$ 74.5**	$ 66.2
Earnings for the period	**$ 24.6**	$ 17.6	**$ 56.8**	$ 45.7
Operating cash flow	**$ 23.0**	$ 32.9	**$ 25.3**	$ 74.3
Per share data (dollars)				
Earnings Basic	**$ 0.13**	$ 0.10	**$ 0.31**	$ 0.26
Diluted	**$ 0.13**	$ 0.09	**$ 0.30**	$ 0.25
Cash Flow[1] Basic	**$ 0.13**	$ 0.18	**$ 0.14**	$ 0.42
Diluted	**$ 0.12**	$ 0.17	**$ 0.13**	$ 0.40
Bullion adjusted earnings (basic)[2]	**$ 0.15**	$ 0.10	**$ 0.35**	$ 0.29
Bullion adjusted cash flow (basic)[2]	**$ 0.16**	$ 0.21	**$ 0.20**	$ 0.48
Cumulative bullion adjusted earnings (basic)[3]			**$ 0.46**	
Cumulative bullion adjusted cash flow (basic)[3]			**$ 0.44**	
Key financial ratios				
Gross operating margin	**62.4%**	68.0%	**64.2%**	65.5%
Net profit margin	**44.0%**	34.7%	**37.4%**	33.1%
Return on invested capital	**22.3%**	21.0%	**18.9%**	18.6%
Weighted average shares outstanding	**183,283**	182,179	**182,956**	174,765

Financial position (millions)	**September 30, 2003**	Dec 31, 2002
Cash and short-term investments	**$ 260.7**	$ 260.8
Gold bullion holdings (valued at market):		
Purchased	**$ 48.0**	$ 34.3
Produced, not sold	**55.5**	32.9
Total gold	**$ 103.5**	$ 67.2
Working capital	**$ 331.2**	$ 273.6
Long-term debt	**NIL**	NIL
Shareholders' equity	**$ 452.3**	$ 349.9
Shares outstanding (millions)	**183.4**	182.4

[1] Cash flow per share from operations is a non-GAAP measure that does not have any standardized meaning nor is it necessarily comparable with other companies.

[2] Bullion adjusted earnings and cash flow are not GAAP measures. They indicate what the earnings and cash flow would have been if all the gold produced by Goldcorp during the period had been sold at the end of that period.

[3] Cumulative bullion adjusted earnings and cash flow are not GAAP measures. Cumulative bullion adjusted earnings and cash flow indicate what the earnings and cash flow would have been if all gold held by Goldcorp (regardless of when and how acquired) had been sold at period end.

Key Operating Statistics
(in US dollars)

Totals	Three months ended September 30 2003	2002	Nine months ended September 30 2003	2002
Gold produced (ounces)	161,459	162,982	444,556	457,690
Gold sold (ounces)	139,953	147,656	397,525	413,956
Per Ounce Data [1,2]				
Average realized gold price ($/oz)	$ 364	$ 315	$ 353	$ 307
Average spot gold price ($/oz)	$ 363	$ 314	$ 354	$ 306
Cash cost	$ 116	$ 86	$ 105	$ 89
Non-cash cost	37	34	36	30
Total cost	$ 153	$ 120	$ 141	$ 119

Results for Individual Operations

Gold Produced (ounces)				
Red Lake Mine	143,899	140,158	391,098	395,532
Wharf Mine	17,560	22,824	53,458	62,158
Total	161,459	162,982	444,556	457,690
Per Ounce Data ($/oz)				
Red Lake Mine				
Cash cost	$ 87	$ 63	$ 78	$ 63
Non-cash cost	30	30	30	28
Total cost	$117	$ 93	$ 108	$ 91
Wharf Mine				
Cash cost	$291	$227	$284	$248
Non-cash cost	74	61	75	42
Total cost	$365	$288	$359	$290

[1] Production costs are based on ounces of gold sold, which differs from ounces of gold produced.

[2] Cash and total costs are calculated in accordance with The Gold Institute standards.

Interim Management's Discussion and Analysis
For the quarter ended September 30, 2003

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") analyses the results of operations for the three months and nine months ended September 30, 2003.

Financial Results
(in millions of US dollars, except per share amounts)

Revenues increased by $5.1 million for the third quarter of 2003 compared with the corresponding period last year due to an increase of 16% in realized gold prices, which offset selling 7,703 fewer ounces of gold bullion. The gold price realized for the third quarter of 2003 was $364 per ounce, an improvement of $49 per ounce over the corresponding period last year. Goldcorp continues to withhold from sale part of its gold bullion production. Goldcorp sold 139,953 ounces, or 87% of gold bullion production, for the third quarter of 2003, compared with 147,656 ounces, or 91% of production, for the corresponding period last year.

Revenues increased by $14.1 million for the nine months ended September 30, 2003, compared with the corresponding period last year due to an increase of 15% in realized gold prices, which was partially offset by selling 16,431 fewer ounces of gold bullion. The gold price realized for the nine months ended September 30, 2003 was $353 per ounce, an improvement of $46 per ounce over the corresponding period last year. Goldcorp sold 397,525 ounces, or 89% of gold bullion production, for the nine months ended September 30, 2003, compared with 413,956 ounces, or 90% of production, for the corresponding period last year.

Earnings of $24.6 million for the third quarter of 2003 represented an increase of $7.0 million over the corresponding period last year. Earnings for the nine months ended September 30, 2003 of $56.8 million increased by $11.1 million over the corresponding period last year, largely due to the effect of increased gold prices and a reduced tax provision.

Cash flow from operations for the third quarter of 2003 was $23.0 million, compared with $32.9 million for the third quarter of 2002. Cash flow from operations for the nine months ended September 30, 2003 was $25.3 million, compared with $74.3 million for the corresponding period last year. The reduction in operational cash flow for the nine months ended September 30, 2003 and the third quarter of 2003 is largely due to a tax payment of approximately $35 million in the first quarter on 2002 earnings and increased tax installments for the remainder of 2003.

At September 30, 2003, Goldcorp had treasury assets with a market value of $380.9 million, comprised of cash and short-term investments of $260.7 million, gold bullion with a market value of $103.5 million and marketable securities with a market value of $16.7 million.

Shareholders equity for the nine months ended September 30, 2003 has increased by $102.4 million, reflecting approximately $38.5 million in earnings net of dividends paid and $60.1 million in foreign currency gains not reflected in earnings. Shareholders equity furthermore excludes another $26.8 million (after tax) in unrealized gains on the Company's bullion holdings, based on the September 30, 2003 gold price.

Gold bullion

During the third quarter of 2003, Goldcorp withheld from sale 21,506 ounces of its gold production. For the nine months ended September 30, 2003 Goldcorp withheld from sale 47,031 ounces of its gold bullion production. Goldcorp withheld 60,821 ounces, or 10% of its annual gold bullion production, from sale in 2002.

Goldcorp also added to its gold bullion holdings by purchasing 23,657 ounces of gold on the open market during the first quarter of 2003.

As at September 30, 2003, total holdings of gold bullion were 266,730 ounces with a market value of $103.5 million, based on the London Price Fix of $388.00 per ounce on that date.

Under generally accepted accounting principles (GAAP), gold bullion is carried on the balance sheet at the lower of cost or market, until the ounces are sold. In addition, revenue on the produced gold bullion, or any gain on the purchased gold bullion is not recognized until the ounces are sold. As a result, the financial statements do not reflect the market value of the accumulated gold bullion.

To accurately reflect Goldcorp's operating performance and financial position certain non-GAAP information is presented reflecting the net realizable value of the accumulated gold bullion and the impact on operations if the bullion was sold. This approach more accurately reflects the results of our operating activities.

These "bullion adjusted" figures are not measures of performance under Canadian or US GAAP. They should not be considered in isolation or as a substitute for GAAP measures. The bullion adjusted figures do not have standardized meaning nor are they necessarily comparable with other companies.

Impact of withholding current reporting period's production

Had Goldcorp sold the 21,506 ounces of gold bullion production held back during the third quarter of 2003, earnings would have increased from $24.6 million to $28.1 million (from $0.13 per share to $0.15 per share), while operating cash flow would have increased from $23.0 million to $28.4 million (from $0.13 per share to $0.16 per share). In 2002, reported earnings for the third quarter would have increased from $17.6 million to $18.7 million (remaining at $0.10 per share) and operating cash flow would have increased from $32.9 million to $36.5 million (from $0.18 per share to $0.21 per share).

Had Goldcorp sold the 47,031 ounces of gold bullion production it held back during the nine months ended September 30, 2003, earnings would have increased from $56.8 million to $63.8 million (from $0.31 per share to $0.35 per share), while operating cash flow would have increased from $25.3 million to $37.2 million (from $0.14 per share to $0.20 per share). In 2002, reported earnings for the nine months ended September 30, 2002 would have increased from $45.7 million to $50.2 million (from $0.26 per share to $0.29 per share) and operating cash flow would have increased from $74.3 million to $83.9 million (from $0.42 per share to $0.48 per share).

Bullion Adjusted Results

(in millions of US dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	**2003**	2002
Earnings	$ 24.6	$ 17.6	$ 56.8	$ 45.7
Additional earnings if all gold bullion was produced and sold in the same period	3.5	1.1	7.0	4.5
Bullion adjusted earnings	$ 28.1	$ 18.7	$ 63.8	$ 50.2
Bullion adjusted earnings per share				
Per Share: Basic	$ 0.15	$ 0.10	$ 0.35	$ 0.29
Diluted	$ 0.15	$ 0.10	$ 0.33	$ 0.28
Operating cash flow	$ 23.0	$ 32.9	$ 25.3	$ 74.3
Additional cash flow if all gold bullion was produced and sold in the same period	5.4	3.6	11.9	9.6
Bullion adjusted cash flow	$ 28.4	$ 36.5	$ 37.2	$ 83.9
Bullion adjusted cash flow per share				
Per Share: Basic	$ 0.16	$ 0.21	$ 0.20	$ 0.48
Diluted	$ 0.15	$ 0.19	$ 0.19	$ 0.46

Impact on earnings and cash flow if all gold bullion was sold at September 30, 2003

(in millions of US$, except per share amounts)

		Nine months ended September 30, 2003	
		As reported under GAAP	Cumulative bullion adjusted results
Earnings		$56.8	$83.6
Per share:	Basic	$0.31	$0.46
	Diluted	$0.30	$0.44
Cash flow from operations		$25.3	$80.8
Per share:	Basic	$0.14	$0.44
	Diluted	$0.14	$0.42

Cumulative bullion adjusted earnings and cash flow is a measure of the Company's financial performance that reflects the unrealized (market value less cost) after-tax gain on gold bullion held at the end of the period versus the GAAP approach which uses a cost basis. At September 30, 2003, based on a closing gold price of $388.00 per ounce, the market value of the total gold bullion held was $103.5 million versus a reported value of $59.6 million, a difference of $43.9 million. Had the 266,730 ounces of gold been sold at September 30, 2003, Goldcorp's cash position would have increased by $103.5 million. This increase represents, on an after-tax basis, additional earnings of $26.8 million ($0.15 per share), and additional cash flow from operations of $55.5 million ($0.30 per share). The earnings and cash flow for the nine months ended September 30, 2003 would have increased to $83.6 million ($0.46 per share) and $80.8 million ($0.44 per share), respectively.

Additional cash flow from operations from gold bullion does not include the proceeds from the sale of the purchased bullion holdings. This is because the cash flow related to the sale of purchase gold bullion would be classified under investing activities on the Consolidated Statements of Cash Flow.

Operational Review

Red Lake Mine

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Operating Data				
Tons of ore milled	63,088	60,140	183,193	181,127
Tons of ore milled per calendar day	686	654	671	663
Average mill head grade *(ounces per ton)*	2.00	2.37	2.18	2.29
Average recovery rate	89.7%	90.7%	88.3%	90.8%
Ounces of gold produced	143,899	140,158	391,098	395,532
Ounces of gold sold	119,851	127,382	344,943	354,782
Operating cost per ounce				
Cash production cost	$ 87	$ 63	$ 78	$ 63
Non-cash cost	30	30	30	28
Total operating cost	$ 117	$ 93	$ 108	$ 91
Financial Data *(in millions of U.S. dollars)*				
Revenues	$ 45.0	$ 40.8	$ 122.8	$ 109.3
Operating profit	$ 29.9	$ 28.6	$ 83.6	$ 75.8
Operating margin (%)	66%	70%	68%	69%
Operating cash flow	$ 33.6	$ 32.3	$ 94.0	$ 85.8

During the third quarter of 2003 the Red Lake Mine produced 143,899 ounces of gold at a cash cost of $87 per ounce, compared with 140,158 ounces at a cash cost of $63 per ounce for the corresponding period last year. For the nine months ended September 30, 2003, the Red Lake Mine produced 391,098 ounces of gold at a cash cost of $78 per ounce, compared with 395,532 ounces at a cash cost of $63 for the corresponding period last year. The higher cash cost in 2003 is the result of a strong Canadian dollar, a larger percentage of higher cost concentrate ounces, an increased level of underground development and increased contractor labour costs.

Work continues on the expansion of the Red Lake Mine with over $20 million spent to date.

Red Lake Mine Concentrate

Gold not recovered through the primary extraction process is stockpiled in concentrate form, to be transported and processed by a third party at a subsequent date. Concentrate produced from the high grade zone is referred to as "New Concentrate". Concentrate that was produced from the sulphide ore mined prior to the shutdown of the mine in 1996 is referred to as "Old Concentrate". Currently, Goldcorp ships concentrate to two facilities for processing: Barrick's Goldstrike Mine in Nevada and Placer Dome's Campbell Mine, which is located adjacent to the Red Lake Mine.

During the nine months ended September 30, 2003, 26,344 ounces of gold were recovered from the New Concentrate at a cash cost of $130 per ounce and a total cost of $159 per ounce (including both inventoried mining and milling costs, and transportation and secondary processing costs). Also during the nine months ended September 30, 2003, 7,191 ounces of gold from the Old Concentrate was processed at the Goldstrike Mine at a cash cost of $210 per ounce (including transportation and secondary process costs only). Ounces produced from Old Concentrate, and the associated cost per ounce, are not included in the Red Lake operating results. If the 7,191 ounces from Old Concentrate were included, year-to-date production would have been 398,289 ounces, at a cash cost of $81 per ounce and a total cost of $110 per ounce. During 2003, production from Old Concentrate is forecast to be approximately 15,000 ounces.

Wharf Mine

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Operating Data				
Tons of ore mined (000's)	871	1,199	2,566	3,190
Tons of waste removed (000's)	3,394	3,060	9,522	9,849
Ratio of waste to ore	3.90:1	2.55:1	3.71:1	3.09:1
Tons of ore processed (000's)	1,046	1,265	2,641	3,230
Average grade of gold processed (opt)	0.029	0.030	0.027	0.028
Ounces of gold produced	17,560	22,824	53,458	62,158
Ounces of gold sold	20,102	20,274	52,582	59,174
Operating cost per ounce				
Cash production cost	$ 272	$ 209	$ 268	$ 234
Royalties and severance taxes	19	18	16	14
Total cash cost	$ 291	$ 227	$ 284	$ 248
Non-cash cost	74	61	75	42
Total operating cost	$ 365	$ 288	$ 359	$ 290
Financial Data *(in millions of U.S. dollars)*				
Revenues	$ 7.4	$ 6.5	$ 19.0	$ 18.3
Operating profit (loss)	-	$ 0.4	$ (0.1)	$ 0.8
Operating margin (%)	-	6%	(1%)	4%
Operating cash flow	$ 1.5	$ 1.7	$ 3.9	$ 3.4

Wharf Mine production for the third quarter of 2003 of 17,560 ounces, compares with the 22,824 ounces for the corresponding period last year. Production for the nine months ended September 30, 2003, was 53,458 ounces at a cash cost of $284 per ounce, compared with 62,158 ounces at a cash cost of $248 per ounce for the corresponding period last year.

During 2002, operations shifted to the Trojan Pit, which is the Mine's remaining pit. Due to greater hauling distances and a higher strip ratio, increased costs have resulted. In addition, the change in ore composition from the Trojan Pit has slowed the rate of gold recovery from the leach pads, which has also led to higher costs.

The non-cash cost for both the three and nine months ended September 30, 2003 also increased over the corresponding periods in 2002, due to the shift in operations to the Trojan Pit. The increased costs are related to the pre-stripping of waste rock to access the ore in the pit. The pre-stripping is capitalized and then amortized over the Mine's remaining ounces.

Saskatchewan Minerals

(in millions of US dollars)	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Operating Data				
Tons produced	24,097	23,159	83,400	90,659
Tons sold	27,933	30,614	84,202	91,612
Financial Data				
Revenues	$ 3.4	$ 3.4	$ 10.3	$ 10.4
Operating profit (loss)	$ 0.3	$ 0.5	1.4	$ 1.9
Operating margin (%)	9%	15%	14%	18%
Operating cash flow	$ 0.4	$ 0.5	$ 1.7	$ 2.1

Revenues and operating profit for the third quarter and nine months ended September 30, 2003 were consistent with last year, despite being adversely affected by a stronger Canadian dollar.

Expenses

(in millions of U.S. dollars)	Three months ended September 30		Nine months ended September 30	
	2003	2002	2003	2002
Operating	$ 21.0	$ 16.2	$ 54.4	$ 46.3
Corporate administration	2.2	1.8	6.3	7.2
Depreciation, depletion and reclamation	5.3	8.6	14.6	16.3
Exploration	0.6	0.8	2.2	2.0
	$ 29.1	$ 27.4	$ 77.5	$ 71.7

Increased operating costs are related to higher operating costs at the Red Lake Mine and the impact of a stronger Canadian dollar on the Canadian operations. This is reflected in a consolidated cash cost of $116 per ounce during the quarter, an increase of $30 per ounce over the same period last year. Consolidated cash cost for the nine months ended September 30, 2003 was $105 per ounce, compared with $89 per ounce for the corresponding period last year. This was also the result of higher operating costs at the Red Lake Mine and the effect of a stronger Canadian dollar.

Lower corporate administration expense for the nine months ended September 30, 2003, compared to the same period in 2002, is largely due to a non-recurring bonus payment of approximately $2 million during the second quarter of 2002. This has been partially offset by a stronger Canadian dollar in 2003 which has increased the cost of corporate administration in U.S. dollar terms.

Depreciation, depletion and reclamation expenses incurred for the third quarter of 2003 were $5.3 million, compared with $8.6 million for the corresponding period last year. The reduction is related to a $3.5 million charge for reclamation costs at the Wharf Mine in the third quarter of 2002. Depreciation, depletion and reclamation expenses incurred for the nine months ended September 30, 2003 were $14.6 million, compared with $16.3 million for the corresponding period last year. The reduction is similarly related to the one-time charge for post-closure costs in 2003, offset by increased amortization costs at the Wharf Mine for capitalized pre-stripping required to access ore in the Mine's remaining pit.

Total exploration expenditures (both expensed and capitalized) were $3.7 million for the third quarter of 2003, compared with $4.3 million in 2002. Total exploration expenditures were $13.6 million for the nine months ended September 30, 2003, compared with $11.1 million for the corresponding period last year. All exploration expenditures incurred relate to the Red Lake area.

Other Income (Expense)

(in millions of U.S. dollars)	Three months ended September 30		Nine months ended September 30	
	2003	2002	**2003**	2002
Interest and other income	$ **2.0**	$ 1.3	$ **5.5**	$ 2.4
Gain (loss) on foreign currency	**0.3**	5.8	**(1.3)**	-
Loss on gold bullion investment	**-**	-	**(2.2)**	-
Gain on marketable securities	**7.8**	2.2	**7.2**	7.7
Total	$ **10.1**	$ 9.3	$ **9.2**	$ 10.1

Interest and other income earned for the third quarter of 2003 was $2.0 million, compared with $1.3 million in 2002. Interest and other income for the nine months ended September 30, 2003 was $5.5 million, compared with $2.4 million for the corresponding period last year. The increase was due to higher cash balances resulting from an April 2002 equity financing and cash generated from operations.

The gain on foreign currency was $0.3 million for the third quarter of 2003, compared with a gain of $5.8 million for the corresponding period last year. There was also a loss on foreign currency for the nine months ended September 30, 2003 of $1.3 million. The loss on foreign currency is largely the result of the movement in the CDN$/US$ rate of exchange on US$ denominated monetary assets in the Company's Canadian operations.

There has been a provision for a loss on gold bullion of $2.2 million recorded for the nine months ended September 30, 2003. The loss on gold bullion is related to the strengthening of the Canadian dollar, effectively reducing, in Canadian dollar terms, the carrying value of the Company's purchased gold bullion.

The gain of $7.8 million on marketable securities for the third quarter of 2003 compares with a gain of $2.2 million for the corresponding period last year. The gain of $7.2 million for the nine months ended September 30, 2003, compares with a gain of $7.7 million for the corresponding period last year.

Liquidity and capital resources

Treasury assets

Goldcorp's treasury assets, noted at market values, are listed below. With the exception of cash and short-term investments, these values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market.

(in millions of U.S. dollars)	As at September 30, 2003	As at December 31, 2002
Cash and short-term investments	$ 260.7	$ 260.8
Purchased gold bullion - at market value	48.0	34.3
Produced gold bullion - at market value	55.5	32.9
Marketable securities - at market value	16.7	14.7
Total	$ 380.9	$ 342.7

Cash and short-term investments

Cash and short-term investments decreased by $0.1 million, from $260.8 million at December 31, 2002, to $260.7 million at September 30, 2003. During the period, operating activities generated $25.3 million, while investing and financing activities used $49.9 million and $14.5 million, respectively.

Goldcorp remains debt free and its gold production and reserves are totally unhedged. Goldcorp has no significant off balance sheet liabilities. Goldcorp operations participate in defined contribution pension plans. Contributions to defined contribution plans are based on specified percentages of salaries. Goldcorp has no associated unfunded pension liabilities.

Cash generated by operations

Goldcorp's cash flow from operations was $23.0 million, or $0.13 per share, for the third quarter of 2003. This compares with $32.9 million, or $0.18 per share, in 2002. The reduction in operating cash flow is largely related to increased tax installments of approximately $10 million. Cash flow from operations was $25.3 million, or $0.14 per share, for the nine months ended September 30, 2003, compared with $74.3 million, or $0.42 per share, for the corresponding period last year. The reduction in operating cash flow is related to the tax payments of approximately $35 million on 2002 earnings made during the first quarter as well as increased tax installments on forecast earnings for 2003. The Company expects to pay taxes totaling approximately $74 million in 2003, of which $64 million had been paid at September 30, 2003.

Investing activities - Mining Interests
(in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Red Lake	$ 22.9	$ 5.5	$ 41.2	$ 13.3
Wharf Mine	1.8	1.3	7.6	5.9
Saskatchewan Minerals	0.1	0.3	0.2	0.5
Total	$ 24.8	$ 7.1	$ 49.0	$ 19.7

During the third quarter of 2003, the Company invested $24.8 million in mining interests, with over 90% expended at the Red Lake Mine. Expenditures for the nine months ended September 30, 2003 were $49.0 million, compared with $19.7 million for the corresponding period last year. The increase is related to the expansion project at the Red Lake Mine.

Financing activities

The Company made one dividend payment of $0.025 per share, totaling $4.6 million during the third quarter of 2003, bringing total dividends paid for the nine months ended September 30, 2003 to $18.3 million.

Effect of exchange rate changes on cash

A substantial portion of the Company's cash and short-term investments are held in CDN$. As a result, the strengthening of the CDN$ since December 31, 2002, has had a positive impact on the reported cash on the balance sheet. This impact, totaling $39.0 million, is reflected on the Consolidated Statements of Cash Flow under the effect of exchange rate changes on cash.

Outlook

Based on an average gold price of $350 per ounce for the year, Goldcorp is forecasting earnings of $76 million, or $0.41 per share, compared with earnings of $66 million, or $0.37 per share in 2002. Cash flow from operations is expected to be $47 million, or $0.26 per share, down from $104 million, or $0.59 per share, in 2002. The decrease is the result of the $74 million increase in tax payments required in 2003. Approximately half of the payments due are related to earnings from the Canadian operations in 2002. The second half is payments required on an installment basis on earnings in 2003. This double payment of taxes is a one-time event.

Total gold production for 2003 is forecast to be approximately 601,000 ounces, compared with 607,919 ounces in 2002. Consolidated cash cost is expected to be approximately $105 per ounce, while non-cash cost is expected to be $37 per ounce. This compares with $93 cash cost per ounce and $32 non-cash cost per ounce for the year ended December 31, 2002.

The Red Lake Mine is planning to produce approximately 530,000 ounces and includes approximately 50,000 ounces of gold produced from the new concentrate. Average mill head grade is projected to be 2.22 opt (76.1 gpt) with an average recovery rate of approximately 89%. The production is based on milling 650 tons per day, compared with 656 tons per day in 2002. Cash costs are budgeted to be less than $80 per ounce (versus $65 per ounce in 2002), while total costs are expected to be less than $110 per ounce (versus $94 in 2002). The higher cost is largely the result of a strengthening Canadian dollar along with higher operating costs from increased processing costs related to concentrate ounces.

The Wharf Mine is forecast to produce approximately 71,000 ounces of gold in 2003 at a cash cost of approximately $280 per ounce. Total costs are forecast to be $356 per ounce, compared with $300 per ounce in 2002. The higher cost reflects the increased costs from the Trojan Pit and the slower rate of gold recovery from the leach pads.

GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in thousands of United States dollars)

	As at September 30, 2003	As at December 31, 2002
	(unaudited)	
Assets		
Current assets		
Cash and short-term investments	$ 260,731	$ 260,833
Gold bullion inventory (note 4)		
Purchased (market value: $48,041; 2002: $34,330)	42,765	31,337
Produced (market value: $55,450; 2002: $32,864)	16,861	10,779
Accounts receivable	8,146	3,103
Income and mining taxes receivable	2,011	-
Marketable securities		
(market value: $16,721; 2002: $14,685)	9,093	5,923
Inventories	18,244	14,104
Prepaid expenses	458	1,298
	358,309	327,377
Mining interests, net	180,206	124,444
Deposits for reclamation costs	5,078	4,489
Other assets	1,350	1,208
	$ 544,943	$ 457,518
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 6,614	$ 5,348
Accrued liabilities	19,973	11,080
Income and mining taxes payable	-	36,897
Future income and mining taxes	474	405
	27,061	53,730
Provision for reclamation costs	18,189	17,712
Future income taxes	47,396	36,134
Shareholders' equity		
Capital stock (note 6)	352,602	348,848
Cumulative translation adjustment	45,478	(14,627)
Retained earnings	54,217	15,721
	452,297	349,942
	$ 544,943	$ 457,518

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Earnings (unaudited)
(in thousands of United States dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Revenues				
Gold bullion	$ 52,376	$ 47,294	$ 141,767	$ 127,560
Industrial minerals	3,416	3,442	10,250	10,383
	55,792	50,736	152,017	137,943
Expenses				
Operating	20,965	16,240	54,350	46,263
Corporate administration	2,208	1,765	6,319	7,159
Depreciation, depletion and reclamation	5,259	8,573	14,632	16,291
Exploration	629	765	2,240	1,982
	29,061	27,373	77,541	71,695
Earnings from operations	26,731	23,393	74,476	66,248
Other income (expense)				
Interest and other income	1,950	1,292	5,532	2,386
Gain (loss) on foreign currency	330	5,806	(1,292)	(5)
Loss on gold bullion investment	-	-	(2,161)	-
Gain on marketable securities	7,777	2,185	7,155	7,680
	10,057	9,283	9,234	10,061
Earnings before taxes	36,788	32,676	83,710	76,309
Income and mining taxes				
Provision	12,217	15,068	30,634	30,601
Other (note 2)	-	-	(3,704)	-
	12,217	15,068	26,930	30,601
Earnings for the period	$ 24,571	$ 17,608	$ 56,780	$ 45,708
Earnings per share				
Basic	$ 0.13	$ 0.10	$ 0.31	$ 0.26
Diluted	$ 0.13	$ 0.09	$ 0.30	$ 0.25

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Retained Earnings (Deficit) (unaudited)
(in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Retained earnings (deficit) at beginning of period	$ 34,225	$ (10,886)	$ 15,721	$ (30,323)
Earnings for the period	24,571	17,608	56,780	45,708
Dividends	(4,579)	(5,466)	(18,284)	(14,156)
Interest on note receivable for capital stock	-	-	-	27
Retained earnings at end of period	$ 54,217	$ 1,256	$ 54,217	$ 1,256

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (unaudited)
(in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Cash provided by (used in)				
Operating activities				
Earnings for the period	$ 24,571	$ 17,608	$ 56,780	$ 45,708
Items not affecting cash				
Depreciation, depletion and reclamation	5,259	8,573	14,632	16,291
Loss on gold bullion investment	-	-	2,161	-
Gain on marketable securities	(7,777)	(2,185)	(7,155)	(7,680)
Future income taxes	4,920	1,778	4,879	4,045
Reclamation expenditures	(208)	(1,745)	(268)	(3,831)
Other	(100)	14	(97)	(124)
Change in non-cash operating working capital	(3,640)	8,877	(45,615)	19,856
Net cash provided by operating activities	23,025	32,920	25,317	74,265
Investing activities				
Mining interests	(24,840)	(7,073)	(48,976)	(19,656)
Purchase of gold bullion	-	(6,122)	(7,572)	(32,024)
Purchases of marketable securities	(18,863)	(121,077)	(80,920)	(148,989)
Proceeds from sale of marketable securities	80,418	133,249	87,854	157,998
Increase in deposits for reclamation costs	(180)	-	(308)	(1,847)
Net cash provided by (used in) investing activities	36,535	(1,023)	(49,922)	(44,518)
Financing activities				
Issue of capital stock	1,353	456	3,754	140,600
Repayment of note receivable for capital stock	-	-	-	2,413
Dividends paid to common shareholders	(4,579)	(5,466)	(18,284)	(14,156)
Net cash provided by (used in) financing activities	(3,226)	(5,010)	(14,530)	128,857
Effect of exchange rate changes on cash	4,377	(9,777)	39,033	(1,255)
Increase (decrease) in cash and short-term investments	60,711	17,110	(102)	157,349
Cash and short-term investments at beginning of period	200,020	218,343	260,833	78,104
Cash and short-term investments at end of period	$ 260,731	$ 235,453	$ 260,731	$ 235,453

The accompanying notes are an integral part of these consolidated financial statements

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)
(United States dollars, tabular amounts in thousands)

1.   General

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2002.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.   Changes to Taxation of Resource Income

The Company's income tax balances reflect the impact of proposed changes to the federal resource taxation rules which were announced in the February 2003 federal budget and are considered substantively enacted as at September 30, 2003. Two noteworthy changes include the deduction of certain portions of mining taxes as well as the lowering of federal income tax rates applicable to resource income. The effect of the above changes is estimated to result in a reduction to future taxes payable of $3,704,000, which has been reflected in the current income tax provision.

3.   Change in Accounting Policy – Marketable Securities

During the third quarter of 2002, the Company began accounting for marketable securities at the lower of cost or market determined on an individual security basis. The effect of this change had no impact on retained earnings at January 1, 2002. The gain on marketable securities recognized in the nine months ended September 30, 2002 has been reduced by $843,000 ($669,000 after tax) with the retained earnings at September 30, 2002 decreased by $669,000. The related securities were sold during 2002 and the resulting gain was realized.

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

4.   **Gold Bullion**

During the nine months ended September 30, 2003, the Company purchased 23,657 ounces of gold bullion for a total cost of $7,572,000. At September 30, 2003, based on a gold price of $388.00 per ounce, the market value of the 123,817 ounces of gold bullion that had been purchased was $48,041,000.

At September 30, 2003, the Company had 142,913 ounces of produced gold bullion, which is carried on the balance sheet at a production cost of $16,861,000. The market value of the Company's produced gold bullion on September 30, 2003 was $55,450,000.

5.   **Segmented Information**

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining and processing in Canada. The Company's gold mines consist principally of the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operations consist of Saskatchewan Minerals, located in Saskatchewan, which produces sodium sulphate primarily for the detergent industry. Revenues from gold operations are attributed based on the location of the operation and revenues from industrial minerals are based on the location of the customer.

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Gold				
Revenues:				
Canada	$ 44,992	$ 40,849	$ 122,759	$ 109,308
United States	7,384	6,445	19,008	18,252
	52,376	47,294	141,767	127,560
Depreciation, depletion and reclamation	5,175	8,512	14,419	16,116
Operating income before taxes	28,616	24,678	79,359	71,502
Expenditures for mining interests	25,809	6,795	49,888	19,187
Industrial Minerals				
Revenues:				
Canada	$ 2,494	$ 2,004	$ 5,979	$ 5,900
United States	922	1,438	4,271	4,483
	3,416	3,442	10,250	10,383
Depreciation, depletion and reclamation	84	61	213	175
Operating income before taxes	323	480	1,436	1,905
Expenditures for mining interests	105	278	162	469
Total				
Revenues:				
Canada	$ 47,486	$ 42,853	$ 128,738	$ 115,208
United States	8,306	7,883	23,279	22,735
	55,792	50,736	152,017	137,943
Depreciation, depletion and reclamation	5,259	8,573	14,632	16,291
Operating income before taxes	28,939	25,158	80,795	73,407
Expenditures for mining interests	25,914	7,073	50,050	19,656

Reconciliation of earnings before taxes

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Operating income from reportable segments before taxes	$ 28,939	$ 25,158	$ 80,795	$ 73,407
Loss on gold bullion investment	-	-	(2,161)	-
Gain on marketable securities	7,777	2,185	7,155	7,680
Interest and other income	1,950	1,292	5,532	2,386
Gain (loss) on foreign currency	330	5,806	(1,292)	(5)
Corporate administration	(2,208)	(1,765)	(6,319)	(7,159)
Earnings before taxes	$ 36,788	$ 32,676	$ 83,710	$ 76,309

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

6. Capital Stock

At September 30, 2003, the Company had 183,361,157 common shares outstanding. If all outstanding options and warrants had been exercised a total of 209,176,906 common shares would have been outstanding.

The following table sets forth the computation of diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Numerator:				
Earnings available to common shareholders	$ 24,571	$ 17,608	$ 56,780	$ 45,708
Denominator (shares in thousands):				
Weighted average shares outstanding	183,283	182,179	182,956	174,765
Effect of dilutive securities:				
Employee stock options and warrants	8,694	8,341	8,187	7,270
Adjusted weighted average shares and				
assumed conversions	191,977	190,520	191,143	182,035
Basic earnings per share	$ 0.13	$ 0.10	$ 0.31	$ 0.26
Diluted earnings per share	$ 0.13	$ 0.09	$ 0.30	$ 0.25

The following lists the stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period:

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Stock options and warrants (shares in thousands)	10	8,011	8,327	4,505

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

The Company accounts for all stock-based payments to non-employees granted on or after January 1, 2002, using the fair value based method. Stock options granted to employees are accounted for as a capital transaction. The Company is also required to disclose the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method. For the nine months ended September 30, 2003, 2,059,000 stock options were granted and 3,659,000 stock options were granted during the nine months ended September 30, 2002. The cost related to the options were estimated using a Black-Scholes option pricing model with the following assumptions for both 2003 and 2002: risk-free interest rate of 4%, dividend yield of 1%; volatility factor of the expected market price of the Company's common stock of 40%; and a weighted average expected life of the options of 5 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the options' vesting period, which is 3 years.

The following is the Company's pro forma earnings with the fair value method applied to all options issued during the period:

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Earnings for the period	$ 24,571	$ 17,608	$ 56,780	$ 45,708
Compensation expense related to fair value of stock options	(1,488)	(1,502)	(3,783)	(3,321)
Pro forma earnings for the period	$ 23,083	$ 16,106	$ 52,997	$ 42,387
Pro forma earnings per share				
Basic	$ 0.13	$ 0.09	$ 0.29	$ 0.24
Diluted	$ 0.12	$ 0.08	$ 0.28	$ 0.23

7. **Amalgamation with CSA Management Inc.**

During 2000, Goldcorp amalgamated with CSA Management Inc. (CSA), a major shareholder of Goldcorp with a 17% equity interest and a 44% voting interest. The Goldcorp common shares held by CSA were cancelled on amalgamation. For accounting purposes, the cancellation was treated as Goldcorp redeeming its common shares with common share capital, contributed surplus and retained earnings reduced as follows:

Share capital	$ 36,553
Contributed surplus	5,569
Retained earnings	56,276
Total	$ 98,398

The accounting treatment had the effect of reducing Goldcorp's share capital, eliminating existing contributed surplus and moving the Company's retained earnings, at the date of the transaction, into a deficit position. At September 30, 2003, the Company had retained earnings of $54,217,000.